                         UNITED STATES                OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER 3235-0145
                    WASHINGTON, D.C.  20549           EXPIRES: DECEMBER 31, 1997
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER FORM ..... 14.90

                         SCHEDULE 13D



           UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    Edisto Resources Corp.
--------------------------------------------------------------------------------
                       (Name of Issuer)


                        Common Stock
--------------------------------------------------------------------------------
               (Title of Class of Securities)


                        281067306
                    ------------------
                      (CUSIP Number)



Michael E. Cahill, Esp.                               (213) 244-0000
Managing Director and General Counsel       865 South Figueroa Street, Ste. 1800
The TCW Group, Inc.                            Los Angeles, California  90017
--------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                      June 19, 1997
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box /x/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

LA-1\94093_2
33560-00000  06/27/97                                         SEC 1746  (12-91)

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 2 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The TCW Group, Inc.
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         7,094,174
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       7,094,174
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,094,174
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               50.4%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      HC: CO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 3 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Day
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)[EMPTY BOX]
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         7,094,174
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       7,094,174
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,094,174
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               50.4%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      IN; HC
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 4 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Trust Company of the West
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         2,080,620
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       2,080,620
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,080,620
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               14.8%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 5 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TCW Asset Management Company
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         5,013,554
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       5,013,554
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,013,554
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               35.6%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      CO; IA
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 6 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TCW Special Credits
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         5,013,554
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       5,013,554
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,013,554
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               35.6%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      PN; IA
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 7 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TCW Special Credits Fund III
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         2,019,176
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       2,019,176
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,019,176
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               14.3%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 8 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TCW Special Credits Fund IIIb
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         1,667,991
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       1,667,991
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,667,991
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               11.9%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 9 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Weyerhaeuser Company Master Retirement Trust (Managed Account)
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         991,550
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       991,550
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      991,550
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               7.0%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      EP
-------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 10 OF 19 PAGES
          ----------                       ---  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TCW Special Credits Trust
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         889,520
    OWNED BY      --------------------------------------------------------------
     EACH
   REPORTING      8.   SHARED VOTING POWER
  PERSON WITH
                  --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       889,520
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      889,520
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               6.3%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      OO
-------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 281067306                    PAGE 11 OF 19 PAGES
          ----------                       ----  ----

--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TCW Special Credits Trust IIIb
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                               (b) /X/

--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------

    NUMBER OF     7.   SOLE VOTING POWER
     SHARES
  BENEFICIALLY         1,191,100
    OWNED BY      --------------------------------------------------------------
     EACH         8.   SHARED VOTING POWER
   REPORTING
  PERSON WITH     --------------------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER

                       1,191,100
                  --------------------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,191,100
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

               8.5%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*

      OO
-------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock ("Common Shares"), par value $0.01 per share, of Edisto Resources Corp., a Delaware Corporation (the "Issuer"). The address of the principal executive office of the Issuer is San Jacinto Tower, 26th Floor, 2121 Jacinto St., Dallas, Texas 75201-2731.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is filed on behalf of

    (1) The TCW Group, Inc., a Nevada corporation ("TCWG")

    (2) Robert Day, an individual:

    (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

    (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

    (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

    (6) Two California limited partnerships, TCW Special Credits Fund III ("Fund III") and TCW Special Credits Fund IIIb ("Fund IIIb") (hereinafter referred to as the "Special Credits Limited
        Partnerships") of which Special Credits is the general partner:

    (7) A managed account of which Special Credits is investment manager on behalf of it's client, the Weyerhaeuser Company Master Retirement Trust (the "Weyerhaeuser Account"):

    (8) Two California collective investment trusts, TCW Special Credits Trust ("Trust I") and TCW Special Credits Trust IIIb ("Trust IIIb") (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee.

    Special Credits, the Special Credits Limited Partnerships and the Special Credits Trusts are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of the Weyerhaeuser Account and two other third party accounts (collectively, the "Special Credits Accounts") which invest in securities similar to those in which the Special Credits Entities invest.

    TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment advisor and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnerships. The Special Credits Limited
Partnerships are investment partnerships which invest in financially distressed entities. The Special Credits Trusts are collective investment trusts which invest in financially distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

    Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims such control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.


(a)-(c) & (f)

    (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the Unites States of America unless otherwise specified below:

EXECUTIVE OFFICERS
Robert A. Day              Chairman of the Board & Chief Executive Officer
Ernest O. Ellison          Vice Chairman of the Board
Marc I. Stern              President
Alvin R. Albe, Jr.         Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.      Executive Vice President & Group Managing Director

Michael E. Cahill          Managing Director, General Counsel & Secretary
David K. Sandie            Managing Director, Chief Financial Officer
                           & Assistant Secretary

    Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his or her name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

    (ii) The executive officers of TCW are listed below. The principal business address for each officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS
Robert A. Day              Chairman of the Board & Chief Executive Officer
Ernest O. Ellison          Director, Vice Chairman & Chief Investment
                           Officer - U.S. Fixed Income
Thomas E. Larkin, Jr.      Director & President
Alvin R. Albe, Jr.         Director & Executive Vice President, Finance and
                           Administration
Marc I. Stern              Director, Executive Vice President & Group
                           Managing Director
Michael E. Cahill          Managing Director, General Counsel & Secretary
David K. Sandie            Managing Director, Chief Financial Officer &
                           Assistant Secretary



    (iii) The executive officers of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

EXECUTIVE OFFICERS
Robert A. Day              Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.      Director & Vice Chairman of the Board
Marc I. Stern              Director & Vice Chairman of the Board
Ernest O. Ellison          Chief Investment Officer - Domestic Fixed Income
Alvin R. Albe, Jr.,        Director, Executive Vice President, Finance &
                           Administration
Michael E. Cahill          Managing Director, General Counsel & Secretary
David K. Sandie            Managing Director, Chief Financial Officer &
                           Assistant Secretary


    (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for. Each general partner who is a natural person is a citizen of the United State of America unless otherwise specified below.

    TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A Karsh
President and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071


Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
550 South Hope Street
Suite 2200
Los Angeles, California 90071

    (v) Special Credits is the sole general partner of the Special Credits Limited Partnerships. See information in paragraph (iv) above regarding Special Credits and its general partners.

   (vi) Special Credits is the investment manager of the Weyerhaeuser Account. See information in paragraph (iv) above regarding Special Credits and its general partners.

(d)-(e)

    During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    NOT APPLICABLE.

ITEM 4.  PURPOSE OF TRANSACTION

    On June 19, 1997, the TCW Related Entities, as stockholders of the Issuer, entered into a Shareholder Agreement (the "Shareholder Agreement") with Forcenergy Inc, a Delaware corporation ("Forcenergy"), whereby the TCW Related Entities agreed (1) except under certain circumstances, not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any shares of common stock in the Issuer currently owned by the TCW Related Entities (the "TCW Shares") or any shares of common stock in the Issuer purchased or acquired (the "New Shares") by the TCW Related Entities after the date of the execution of the Shareholder Agreement and (2) unless the Merger Agreement is terminated by the Board of the Issuer under certain conditions, to vote the TCW Shares and any New Shares (A) in favor of approval of the Agreement and Plan of Merger dated June 19, 1997, among Forcenergy Inc, COV Acquisition Corporation, EDI Acquisition Corporation and Convest Energy Corporation (the "Merger Agreement") and (B) against approval of any proposal made in opposition to the consummation of the merger or the Merger Agreement. Pursuant to the terms of the Merger Agreement, each share of the Issuer's common stock will be exchanged for a combination of cash and common stock in Forcenergy. Additionally, pursuant to the Shareholder Agreement, except under certain circumstances, for a period of 180 days following the effective date of the merger, the TCW Related Entities agreed not to transfer, sell, exchange, pledge or otherwise dispose of or encumber 80% of the shares of common stock of Forcenergy received by the TCW Related Entities pursuant to the Merger Agreement. Moreover, pursuant to the Shareholder Agreement, the TCW Related Entities have been granted piggyback registration rights with respect to the shares of Forcenergy received pursuant to the Merger Agreement.

    Subject to the foregoing, each of the TCW Related Entities plans to continue to review various alternatives available to enhance the value of the Issuer and its assets and engage in discussions with other creditors and shareholders of the Issuer regarding such alternatives. Such review and discussions may result in a decision by the TCW Related Entities to pursue in cooperation with the Issuer and/or other creditors and shareholders of the Issuer one or more such alternatives.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) As of the date of this Schedule 13D, Fund III beneficially owns 2,019,176 shares of the Issuer's Common Shares which is approximately 14.3% of the Issuer's outstanding Common Shares; Fund IIIb beneficially owns 1,667,991 shares of the Issuer's Common Shares which is approximately 11.9% of the Issuer's outstanding Common Shares; the Weyerhaeuser Account beneficially owns 991,500 shares of the Issuer's Common Shares which is approximately 7.0% of the Issuer's outstanding Common Shares; Special Credits, as the general partner of the Special Credits Limited Partnerships and as investment manager of the Special Credits Accounts may be deemed to beneficially own 5,013,554 of the Issuer's Common Shares which is approximately 35.6% of the Issuer's outstanding Common Shares.

    As of the date of this Schedule 13D, Trust I beneficially owns 889,520 shares of the Issuer's Common Shares which is approximately 6.3% of the Issuer's outstanding Common Shares, Trust IIIb beneficially owns 1,191,100 shares of the Issuer's Common Shares which is approximately 8.5% of the Issuer's outstanding Common Shares; TCW, as the trustee of the Special Credits Trusts, may be deemed to beneficially own 2,080,620 shares of the Issuer's Common Shares which is approximately 14.8% of the Issuer's outstanding Common Shares.

    TAMCO, as the managing partner of Special Credits may be deemed to beneficailly own the Issuer's Common Shares held by the Special Credits Limited Partnerships and the Special Credits Accounts, all of which constitutes 5,013,554 shares or approximately 35.6% of the Issuer's outstanding Common Shares.

    TCWG, as the parent corporation of TCW and TAMCO, may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities and the Special Credits Accounts, all of which constitutes 7,094,174 shares of the Issuer's Common Shares (approximately 50.4% of the Issuer's outstanding Common Shares). TCWG, TCW, TAMCO and Special Credits each disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement. Bruce A. Karsh, Howard S. Marks, D. Richard Masson and Sheldon M. Stone each disclaim ownership of the shares of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that any of such individuals is the beneficial owner of any securities covered by this Statement.

    Mr. Day may be deemed to beneficially own the Issuer's Common Shares deemed to be owned by the other TCW Related Entities, all of which constitutes 7,094,174 of the Issuer's Common Shares (approximately
50.4% of the Issuer's outstanding Common Shares). Mr. Day disclaims beneficial ownership of the Issuer's Common Shares reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by the Statement.

    (b) Special Credits, as the sole general partner of the Special Credits Limited Partnerships, has discretionary authority and control over all of the assets of the Special Credits Limited Partnerships pursuant to the limited partnership agreements for such limited partnerships including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits Limited Partnerships. In addition, Special Credits, as the investment manager of the Special Credits Accounts, has discretionary authority and control over all of the assets of such accounts pursuant to the investment management agreements relating to such accounts, including the power to vote and dispose of the Issuer's Common Shares held in the name of the Special Credits Accounts. Therefore, Special Credits has the sole power to vote and dispose of 5,013,554 of the Issuer's Common Shares.

    TAMCO, as the managing general partner of Special Credits, also has the power to vote and dispose the Issuer's Common Shares held by Special Credits referenced above. Therefore, TAMCO has the sole power to vote and dispose of 5,013,554 of the Issuer's Common Shares.

    TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trust pursuant to the trust agreements for such trusts including the power to vote and dispose of the Issuer's Common Shares held by the Special Credits Trusts. Therefore, TCW has the sole power to vote and dispose of 2,080,620 of the Issuer's Common Shares.

    TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and to dispose of the Issuer's Common Shares that the other TCW Related Entities have the sole power to vote and dispose, all of which constitutes 7,094,174 shares of the Issuer's Common Shares.

    (c) None of the TCW Related Entities, and to the best of their knowledge, none of their respective officers, directors or general partners has effected transactions involving the Issuer's Common Shares during the last 60 days.

    (d) The investment advisory clients of TCWG and the partners of the various partnerships managed by the TCW Entities have the sole right, to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the recipient of dividends from, and the proceeds of sale of, any of the Securities for which each of TCWG and any of the other TCW Related Entities has sole voting power. With the exception of the Weyerhaeuser Account, no such client or partner has an interest by virtue of such relationship that related to more than 5% of the Issuer's Common Shares. Neither Mr. Day nor TCWG nor any of the TCW Entities has a pecuniary interest in any of the Issuer's Common Shares reported herein.

    (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSER

    On June 19, 1997, the TCW Related Entities, as stockholders of the Issuer, entered into a Shareholder Agreement (the "Shareholder Agreement") with Forcenergy Inc, a Delaware corporation ("Forcenergy"), whereby the TCW Related Entities agreed (1) not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any shares of common stock in the Issuer currently owned by the TCW Related Entities (the "TCW Shares") or any shares of common stock in the Issuer purchased or acquired (the "New Shares") by the TCW Related Entities after the date of the execution of the Shareholders Agreement and (2) to vote the TCW Shares and any New Shares (A) in favor of approval of the Agreement and Plan of Merger dated June 19, 1997, among Forcenergy Inc, COV Acquisition Corporation, EDI Acquisition Corporation and Convest Energy Corporation (the "Merger Agreement") and (B) against approval of any proposal made in opposition to the consummation of the merger or the Merger Agreement. Pursuant to the terms of the Merger Agreement, each of the Issuer's Common Shares will be exchanged for a combination of cash and common stock in Forcenergy. Additionally, for 180 days following the effective date of the merger, the TCW Related Entities agreed not to transfer, sell, exchange, pledge or otherwise dispose of or encumber 80% of the shares of common stock of Forcenergy received by the TCW Related Entities pursuant to the Merger Agreement. Moreover, pursuant to the Shareholder Agreement, the TCW Related Entities have been granted piggyback registration rights with respect to the shares of Forcenergy received pursuant to the Merger Agreement.

    Special Credits, as general partner of the Special Credits Limited Partnerships, receives a fee for managing all the assets of each Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Accounts, receives a management fee for managing the assets of the Special Credits Accounts.

    TCW, as trustee of the Special Credits Trust, receives a management fee for managing all the assets of the Special Credits Trusts.

    Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, there are no contracts, understandings or relationships (legal or otherwise) among or between the TCW Related Entities or, to the best of their knowledge, their respective executive officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

    ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit I: Agreement and Plan of Merger among Forcenergy Inc, COV Acquisition Corporation, EDI Acquisition Corporation, Edisto Resources Corporation and Convest Energy
                  Corporation, dated June 19, 1997.

    Exhibit II: Shareholder Agreement between Forcenergy Inc, a Delaware corporation, and each of the stockholders of Edisto Resources Corporation, a Delaware corporation, or of Convest Energy Corporation, a Texas corporation, whose signatures are attached to the agreement, dated June 19, 1997.

    Exhibit III: A written agreement relating to the filing of the Joint acquisition statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of the 30th of June, 1997.

THE TCW GROUP, INC.

/s/  Mohan V. Phansalkar
-----------------------------------
Mohan V. Phansalkar, Authorized Signatory


TRUST COMPANY OF THE WEST

/s/  Kenneth Liang
-----------------------------------
Kenneth Liang, Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

/s/  Kenneth Liang
-----------------------------------
Kenneth Liang, Authorized Signatory


TCW SPECIAL CREDITS

/s/  Kenneth Liang
-----------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits.


TCW SPECIAL CREDITS FUND III

/s/  Kenneth Liang
-----------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General
Partner of TCW Special Credits
Fund III


TCW SPECIAL CREDITS FUND IIIb

/s/  Kenneth Liang
-----------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company,
the Managing General Partner of TCW
Special Credits, the General

Partner of TCW Special Credits
Fund IIIb



TCW SPECIAL CREDITS TRUST

/s/  Kenneth Liang
-----------------------------------
Kenneth Liang, Authorized Signatory
of Trust Company of the West, the trustee
of TCW Special Credits Trust


TCW SPECIAL CREDITS TRUST IIIb

/s/  Kenneth Liang
-----------------------------------
Kenneth Liang, Authorized
Signatory of Trust Company
of the West, the trustee
of TCW Special Credits
Trust IIIb


ROBERT A. DAY

By: /s/  Mohan V. Phansalkar
   --------------------------------
Mohan V. Phansalkar
Under Power of Attorney dated
January 30, 1996, on file with
Schedule 13G Amendment No. I for
Matrix Service Co, dated January 30, 1996

                                  SCHEDULE I
                              BOARD OF DIRECTORS
                                      OF
                               TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc.
Each director is a citizen of the United States of American unless otherwise specified below:


Howard P. Allen                         Harold R. Frank                Robert F. Sims
Former Chairman & CEO                   Chairman of the Board          Private Investor
Southern California Edison              Applied Magnetics              11828 Rancho Bernardo
Corporation                             75 Robin Hill Rd.              Box 1236
2244 Walnut Grove Blvd.                 Goleta, CA  93017              San Diego, CA 92128
Rosemead, CA 91770

                                        Carla A. Hills                 Marc I. Stern
John M. Bryan                           1200 19th Street, N.W.         President
Partner                                 5th Floor                      The TCW Group, Inc.
Bryan & Edwards                         Washington, D.C. 20036         865 S. Figueroa St., Suite 1800
600 Montgomery Street,                                                 Los Angeles, CA 90017
35th Floor
San Fransisco, CA 94111                 Dr. Henry A. Kissinger
                                        Chairman
Robert A. Day.                          Kissinger Associates, Inc.
Chairman of the Board                   350 Park Avenue, 26th Floor
Chairman and Chief Executive            New York, NY 10022
Officer
Trust Company of the West               Thomas E. Larkin, Jr.
200 Park Avenue, Suite 2200             President
New York, New York 10166                Trust Company of the West
                                        865 S. Figueroa St. Suite 1800
Damon P. de Lazlo, Esq.                 Los Angeles, CA 90017
Managing Director of Harwin             Kenneth L. Lay
Engineers S.A.. Chairman &
D.P. Advisors Holdings Limited          Chairman and Chief Executive
Byron's Chambers                        Officer
A2 Albany, Piccadilly                   Enron Corp.
London W1V 9RD - England                1400 Smith Street
(Citizen of United Kingdom)             Houston, TX 77002-7369

William C. Edwards                      Michael T. Masin, Esq.
Partner                                 Vice Chairman
Bryan & Edwards                         GTE Corporation
300 Sand Hill Road, Suite 900           One Stamford Forum
Menlo Park, CA 94025                    Stamford, CT 06904

Ernest O. Ellison                       Edfred L. Shannon, Jr.
Vice Chairman                           Investor/Rancher
Trust Company of the West               1000 S. Fremont Ave.
865 S. Figueroa Street, Suite 1800      Alhambra, CA 91802
Los Angeles, CA  90017

